Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000

May 16, 2019

VIA EDGAR AND FEDERAL EXPRESS

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

         Erin Jaskot

Re:	BridgeBio Pharma LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on April 16, 2019
CIK No. 0001743881

Ladies and Gentlemen:

This letter is being submitted on behalf of BridgeBio Pharma LLC (the “Company”) in response to comments contained in the letter dated April 30, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neil Kumar, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 that was originally submitted on February 14, 2019, and subsequently amended on April 16, 2019 (the “Draft Registration Statement”). The Company is concurrently filing a Second Amended Draft Registration Statement (the “Amended Draft Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and, unless otherwise indicated, all page references in the recitations of the Staff’s comments refer to the Draft Registration Statement and page references in the Company’s response refer to the Amended Draft Registration Statement as marked. Copies of this letter and its attachments will also be provided to Rolf Sundwall, Mary Mast, Christine Westbrook and Erin Jaskot of the Commission.

Prospectus Summary

Overview, page 2

1.

We note your revisions in response to our prior comment 2. Please further revise statements in your prospectus that imply you will be successful in mitigating risk associated with drug development. We note, for example, your statement on page 2 that you pursue programs with validated treatment modalities, which you believe allows you to avoid the increased risk associated with less tested

United States Securities and Exchange Commission

May 16, 2019

approaches. Please revise your disclosure throughout to remove the suggestion that your drug candidates are part of validated treatment modalities and that you can lessen the risks of drug development.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 2, 117 and 121 of the Amended Draft Registration Statement.

Our Investment Thesis, page 4

2.

We note your response to comment 9 and continue to view these statements as inappropriate. As you have not yet successfully commercialized any product candidates or translated a “pool” of “innovation” into “life-changing medicines,” this discussion does not appear appropriately tailored to your business. In addition, the fact that your business is subject to short-term variance and you manage your business by focusing on long-term decisions does not appear to be unique. Please revise this disclosure to present balanced, factual information related to your business plan, or remove this disclosure. Please also tell us why you believe the company’s business model represents a “new type of company” and provide support for your statement on page 1 that your focus on early-stage development is “often-overlooked” as well as your statement on page 3 that other companies have “excess overhead” which you have been able to eliminate.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 3, 4, 117, 119 and 121 of the Amended Draft Registration Statement.

Our Pipeline, page 4

3.

We note your response to comment 7 and the footnote disclosure to your pipeline chart. We do not agree that your use of the term “registrational” is appropriate due to the uncertainty. Please remove such references to “registrational” trials here and throughout your registration statement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 1 through 4, 8, 22, 25, 95, 116 through 118, 119, 124, 160 and 163 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Basis of Presentation and Consolidation, page 96

4.

Please clarify how the 52.1% ownership interest in PellePharm, Inc. at December 31, 2018 was calculated. In this regard, we note that at the date of deconsolidation in November 2018 you owned an 8% common stock interest and a 61.9% preferred stock interest in PellePharm, Inc.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and notes that the percentage of ownership is calculated on an as-converted basis into common stock for all legally outstanding and vested shares of capital stock outstanding of PellePharm, Inc. as of the respective financial reporting date. The 52.1% disclosed in the Registration Statement represents the percentage of the Company’s ownership of PellePharm, Inc. before the Leo Transaction took place in November 2018. As of December 31, 2018, the Company’s ownership percentage in PellePharm, taking into account the LEO transaction, was 43.3%. The Company has revised the disclosure on pages 98, 99, F-10 and F-68 of the Amended Draft Registration Statement to correct the previously reported percentage to 43.3% as of December 31, 2018.

United States Securities and Exchange Commission

May 16, 2019

Business

BBP-831/Infigratinib (QED): FGFR-Driven Cancers

Clinical Development Plans, page 139

5.

We note your response to comment 19, which we reissue in part. Please expand your disclosure to disclose the impact to approval and/or marketing of infigratinib in the event your companion diagnostic is not approved.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 143 of the Amended Draft Registration Statement. The Company also respectfully directs the Staff to its risk factor on pages 33-34 of the Amended Draft Registration Statement under the header “If we are unable to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for our drug candidates that require or would commercially benefit from such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these drug candidates” for additional disclosure on the impact to the approval and/or marketing of infigratinib in the event the Company’s companion diagnostic is not approved.

BBP-009/Patidegib (PellePharm): Gorlin Syndrome and High Frequency Basal Cell Carcinoma Clinical Data, page 157

6.	We note your response to comment 22. Please expand your disclosure to define the term “complete clinical response” in this context.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 162 of the Amended Draft Registration Statement.

Notes to Combined and Consolidated Financial Statements

7. Noncontrolling Interests, page F-32

7.

Please provide your analysis supporting the amounts recorded in the rebalancing adjustment due to change in ownership during 2018. Please tell us the basis for the adjustments and cite the applicable GAAP guidance.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and notes the “Rebalancing due to change in ownership” line item includes required adjustments to the carrying amounts of the noncontrolling interests as a result of changes in ownership interests in the respective subsidiary while the Company maintains control. An adjustment is necessary when the fair value of the consideration received or paid is different from the adjustment to the carrying amount of the noncontrolling interests as a result of the change in ownership interests. That is, when there is a change in ownership in a less-than-wholly-owned subsidiary while the Company maintains control, the amount of the noncontrolling interest is adjusted to reflect the noncontrolling interests’ share of the net assets of the subsidiary. The difference between any consideration received or paid and the adjustment made to the noncontrolling interests is recognized as an equity transaction and as an increase or decrease to accumulated deficit. Effectively, the adjustment rebalances the equity accounts between controlling and noncontrolling interests as required by ASC 810-10-45-23, which states:

“Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and

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May 16, 2019

distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.”

We applied ASC 810-10-45-23 for each subsidiary presented in the rollforward. The significant activity related to certain material subsidiaries is described below.

Pellepharm

During fiscal year 2018, PellePharm, Inc. (“PellePharm”) issued convertible securities for $1.17 per share for total consideration of $7.5 million and $2.34 per share for total consideration of $7.5 million. Of the total $15.0 million, $5.5 million was provided by the Company and $9.5 million was provided by noncontrolling interest holders. PellePharm had previously raised capital for $0.84 per share and has generated losses since its inception. Therefore, the net book value of PellePharm was lower than the per share price of the convertible equity sold during 2018. As a result, a portion of the fair value of the issuance was adjusted to the equity of the Company as parent in accordance with ASC 810-10-45-23.

Eidos

During fiscal year 2018, Eidos Therapeutics, Inc. (“Eidos”) issued convertible securities for $10.84 per share for total consideration of $64.0 million, which included $13.0 million funded by the Company and $51.0 million provided by noncontrolling interest holders. Eidos had previously raised capital for $1.33 per share and has generated losses since its inception. Therefore, the net book value per share of Eidos was significantly lower than the per share price of the convertible equity issued during 2018. As a result, a significant portion of the fair value of the issuance was adjusted to the equity of the Company as parent in accordance with ASC 810-10-45-23.

Correction of classification error

In providing this response, the Company reviewed its analysis and identified a classification error of $25.1 million that was included in the line “Conversion of redeemable convertible noncontrolling interest to noncontrolling interest” but should have been reflected as “Rebalancing due to change in ownership” in the fiscal year 2018 rollforward for the subsidiary Eidos included in Note 7 to the consolidated financial statements. Total noncontrolling interest was not affected.

In June 2018, upon completion of Eidos’ IPO, all outstanding shares of Eidos’ redeemable convertible preferred stock were converted into shares of common stock of Eidos, the impact of which is reflected in the “Conversion of redeemable convertible noncontrolling interest to noncontrolling interest” line item. However, prior to the conversion upon the IPO, Eidos issued Series B redeemable convertible preferred stock. The required adjustment of $25.1 million to the carrying amount of the redeemable noncontrolling interest due to the issuance of Series B redeemable convertible preferred stock calculated pursuant to ASC 810-10-45-23 was incorrectly combined with the amount related to the conversion and classified in the “Conversion of redeemable convertible noncontrolling interest to noncontrolling interest.”

That is, for Eidos and in total, the amounts in “Conversion of redeemable convertible noncontrolling interest” are overstated by $25.1 million and the amounts in “Rebalancing due to change in ownership” are understated by $25.1 million. These line items are also included in the accompanying supplemental disclosure of non-cash investing and financing information and in the Statements of Redeemable Convertible Preferred Units, Redeemable Founder Units, Redeemable Common Units, Management Incentive Units, Redeemable Convertible Noncontrolling Interest and Members’ Deficit.

United States Securities and Exchange Commission

May 16, 2019

The Company has corrected the previously reported amounts for the year ended December 31, 2018 and disclosed this correction in Note 7 on pages F-32 through F-34 of the Amended Draft Registration Statement. This correction is also reflected in the “Conversion of redeemable noncontrolling interest into noncontrolling interest” balance in the accompanying supplemental disclosure of non-cash investing and financing information.

Lastly, the Company determined that the previous caption of “Rebalancing due to change in ownership” is more commonly included in a line item titled “Transfers to (from) noncontrolling interest.” Therefore, the Company has included a revised presentation with that caption on the face of the Combined and Consolidated Statements of Redeemable Convertible Preferred Units, Redeemable Founder Units, Redeemable Common Units, Management Incentive Units, Redeemable Convertible Noncontrolling Interest and Members’ Deficit. Disclosure of the detailed activity impacting noncontrolling interests is still included in the Note 7 to the combined and consolidated financial statements. As a result of this revised presentation, the Company has also included in Note 7 the aggregate adjustment recognized in the accumulated deficit for changes in the Company’s ownership of its subsidiaries for each year presented as required by ASC 810-10-50-1A(d), which was previously disclosed on the face of the financial statements.

The Company evaluated the above correction considering both quantitative and qualitative factors and concluded it was immaterial to its previously issued financial statements. The Company believes the impact of the misclassification of activity within changes in the noncontrolling interests balance is not material because it only impacts two components of activity within noncontrolling interests, and the ending balances attributed to noncontrolling interests are not misstated, which the Company believes would be of most importance to users of the combined and consolidated financial statements. Further, the Company considered additional qualitative factors, including those outlined in SEC Staff Accounting Bulletin No.99 (SAB 99):

•	The misstatement arises from an item capable of precise measurement, however the classification between the separate components is not prescribed by GAAP.

•	The misstatement does not mask a change in earnings or other trends.

•	The misstatement does not hide a failure to meet investors’ expectations for the Company.

•	The misstatement does not impact segment reporting.

•	The misstatement does not change a loss into income or vice versa.

•	The misstatement does not affect our compliance with regulatory requirements or debt covenants.

•	The misstatement has no impact on management compensation.

The Company further assessed the control deficiencies associated with this misclassification and whether additional disclosure of such deficiencies is required. The Company has determined that the control deficiencies identified are encompassed in the material weaknesses previously disclosed in the risk factors section of the Draft Registration Statement.

United States Securities and Exchange Commission

May 16, 2019

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

Enclosures:

cc:	Neil Kumar, Ph.D., BridgeBio Pharma LLC

Brian Stephenson, BridgeBio Pharma LLC

Mitchell S. Bloom, Goodwin Procter LLP

Marc D. Jaffe, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP